October 7, 2011

Mr. Robert Carroll
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Phone Number: (202) 551-3740
Fax Number: (703) 813-6982

Re:	Lucas Energy, Inc.
Form 10-K for Fiscal Year Ended March 31, 2011
Filed June 29, 2011
File No. 1-32508

Dear Mr. Carroll,

Lucas Energy, Inc. (the “Company” or “Lucas”) has the following responses to your September 13, 2011 comment letter:

Management's Discussion and Analysis of Financial Condition and Results of Operations Eagle Ford Joint Venture Agreements. page 26.

1.
We note your disclosure that it was reported in the media that Marathon would essentially be paying approximately $21,000 to $25,000 per acre in the Eagle Ford.  We also note your disclosure that you cannot confirm or deny this report.  Please substantiate your disclosure or remove it from future filings.

Response 1:

There are several reports in the media that cover the June 2011 purchase by Marathon Oil Corp. of the Eagle Ford assets owned by Hilcorp Resources Holdings LP.  These reports indicate that Marathon was essentially paying approximately $21,000 to $25,000 per acre in the Eagle Ford.  These reports were produced by Thomson Reuters, Forbes Magazine and Seeking Alpha, to name a few. We have supplementally sent you copies of the reports as Exhibit A to this response letter and links  have also been provided below, for your review.  If deemed necessary, the Company will reference these media reports in future filings.

The reports included in Exhibit A can also be found at the following internet web addresses:

•	http://www.reuters.com/article/2011/06/01/us-kkr-marathon-idUSTRE7502SS20110601,
•	http://seekingalpha.com/article/275390-marathon-may-have-increased-the-value-of-eagle-ford-leaseholders-part-4, and
•	http://www.forbes.com/sites/christopherhelman/2011/06/01/texas-billionaire-sees-big-payday-dealing-eagle-ford-acres-to-marathon-oil/
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Note 4. Oil and Gas Properties
Acquisition  of Oil and Gas Properties. page F-12.

2.
We note you purchased various oil and gas properties and equipment at an aggregate net cost of $13,631,073. Please tell us and disclose more detail about each of the properties purchased, including the terms of payment and the amounts paid for each property.  Tell us if these purchases are related to the separate purchase and sales agreements disclosed within your Sale of Oil and Gas Properties disclosure.

Response 2:

Please refer to Exhibit B to this response letter, which has been sent to you supplementally so that we can request confidential treatment, for a summary of those purchases and the amounts paid for each property.  Out of the aggregate net cost of $13,631,073, a total of $12,943,151, or 95%, was paid in cash upon closing.  Some of the properties acquired were sold in the separate purchase and sale agreements referred to in the next comment.  Please also see the response to that comment for more information.
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Sale of Oil and Gas Properties. page F-12

3.
We note during the year ended March 31, 2011 you sold various oil and gas properties and equipment for aggregate gross proceeds of approximately $13,773,411. We also note from your disclosure that you entered into certain separate purchase and sales agreements with three different companies for cash consideration to convey portions of leasehold interests. Please tell us and disclose in more detail the terms of each agreement, how the acquisitions and sales of these oil and gas properties are related and the amounts attributed to each of the oil and gas properties that were acquired and sold under each agreement. Please be specific in your response.

Response 3:

Exhibit C to this response letter, which has been sent to you supplementally so that we can request confidential treatment, summarizes Lucas's oil and gas property sale transactions during its 2011 Fiscal Year. The details of the separate purchase and sale agreements with the three different companies are as follows:

I.
Hilcorp Energy I, L.P. ("Hilcorp") Purchase and Sale Agreement.  In April 2010, Lucas entered into a purchase and sale agreement with Hilcorp whereby Hilcorp agreed to acquire 85% of Lucas's leasehold interest in the rights below the base of the Austin Chalk formation, or the top of the Eagle Ford formation, and deeper rights (collectively, "Deep Rights") in Gonzales County, Texas for cash consideration plus Hilcorp agreeing to pay all drilling and completion costs associated with the first two Eagle Ford wells drilled by Hilcorp on the property, and splitting post-drilling and completion expenses 85/15 with the Company (with Hilcorp paying 85% of such expenses and the Company paying 15% of such expenses). This agreement was amended subsequently without modification to the primary terms to include additional properties and resulted in additional closings.  The original closing took place in May 2010 which resulted in sale proceeds of $6,264,811 to Lucas.  The subsequent amendments gave rise to additional closings in June 2010, August 2010 and January 2011, which resulted in sale proceeds to Lucas of $1,365,687, $1,293,240 and $190,583, respectively.  Total sale proceeds to Lucas under this agreement and its subsequent amendments were $9,114,321.  The properties sold and the related amounts are tabulated on Exhibit D to this response letter, which has been sent to you supplementally so that we can request confidential treatment.  The Hilcorp agreement was filed as Exhibit 10.15 to Lucas’s Form 10-K Annual Report for the year ended March 31, 2010.  Lucas also filed Form 8-K Current Reports on April 6, 2010, April 9, 2010, May 11, 2010, July 1, 2010, and September 2, 2010, disclosing the various Hilcorp closings, and also included various disclosures in its Form 10-Q’s for the fiscal year ended March 31, 2011.

II.
Hall Phoenix Energy LLC ("Hall Phoenix") Purchase and Sale Agreement.  In November 2010, Lucas entered into a purchase and sale agreement with Hall Phoenix which essentially resulted in a transfer of the interests of one of Lucas's joint venture partners, a private entity, to Hall Phoenix.  Pursuant to the agreement, Hall Phoenix acquired the Deep Rights in acreage operated by Lucas in Wilson County, Texas. Hall Phoenix acquired various working interests, from 50% to 80%, from the private entity.  Shortly before the sale and independently from the agreement, Lucas paid $1,738,075 to the joint venture partner to acquire rights to the properties sold.  Under this agreement, Lucas received sale proceeds totaling $1,999,192 from Hall Phoenix.  The sales prices of the properties sold to Hall Phoenix and the purchase prices paid by the Company for such properties are included on Exhibit E to this response letter, which has been sent to you supplementally so that we can request confidential treatment.

III.
Marathon Oil (East Texas) LP ("Marathon") Purchase and Sale Agreement.  In March 2011, Lucas entered into a purchase and sale agreement with Marathon whereby Marathon agreed to purchase 50% of the Deep Rights held by Lucas in a majority of Lucas’s leases in Wilson County, Texas.  Under this agreement, sale proceeds to Lucas totaled $1,618,730.  The properties sold and the related amounts are tabulated on Exhibit F to this response letter, which has been sent to you supplementally so that we can request confidential treatment.

In addition to the purchase and sale agreements described above, Lucas also sold various oil and gas properties and equipment to its joint venture partner in the LEI 2009-II Capital Program and LEI 2009-III Capital Program for aggregate proceeds of $1,041,168.

The acquisitions and sales above were not related (except as otherwise described above) and were not dependent on each other (other than the transactions described in connection with the Hall Phoenix agreement).

Lucas received total proceeds of $13,773,411 for the above sale transactions during its 2011 fiscal year.
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Supplemental Information to Consolidated Financial Statements Oil and Gas Producing Activities. page F-25

4.
We note your tabular presentation for net proved developed, net proved undeveloped and net probable undeveloped reserves at March 31, 2011 and 2010 includes a total for net proved and probable reserves.   The presentation is not appropriate and should be removed.  Please reference Question 105.01 under our Compliance and Disclosure Interpretations for Oil and Gas Rules.

Response 4:

We appreciate your guidance and have reviewed Question 105.01.  We agree that the presentation is not appropriate and will remove it from our future filings.

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5.
We note your disclosure that you do not have a material amount of reserves that have remained undeveloped for five years or more.  To comply with Item 1203(d) of Regulation S-K, please be more specific and tell us if there are any PUDs that will remain undeveloped for five years or more after disclosure as proved undeveloped reserves.  For example, tell us if your PUD balance for March 31, 2011 will be converted to proved developed reserves within five years or prior to the end of fiscal 2016, and if not, explain the reasons why they will remain undeveloped.

Response 5:

We appreciate your guidance and have reviewed Item 1203(d) of Regulation S-K.  We do not have any amount of reserves that have remained undeveloped for five years or more.  In addition, our plan is to convert our PUD balance as of March 31, 2011 to proved developed reserves within five years or prior to the end of fiscal year 2016.  We will include the same language in our future filings.
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In addition to the above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ K. Andrew Lai
K. Andrew Lai
Chief Financial Officer